Exhibit 99.1

Press Release, 5 August 2015

Interxion Reports Second Quarter 2015 Results

Consistent Execution Delivers Solid Financial and Operating Performance

AMSTERDAM 5 August 2015 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, announced its results today for the three months ended 30 June 2015.

Financial Highlights

•	Revenue increased by 14% to €95.4 million (2Q 2014: €83.6 million).

•	Adjusted EBITDA[1] increased by 17% to €42.0 million (2Q 2014: €35.9 million).

•	Adjusted EBITDA margin increased to 44.0% (2Q 2014: 42.9%).

•	Net profit increased to €21.6 million (2Q 2014: €8.3 million).

•	Adjusted net profit[1] increased to €8.3 million (2Q 2014: €7.6 million).

•	Earnings per diluted share were €0.31 (2Q 2014: €0.12).

•	Adjusted earnings per diluted share[1] were €0.12 (2Q 2014: €0.11).

•	Capital Expenditures, including intangible assets[2], were €47.8 million (2Q 2014: €54.4 million).

[1]	Adjusted EBITDA, Adjusted net profit, and Adjusted earnings per diluted share are non-IFRS figures intended to adjust for unusual items. Full definitions can be found in the “Use of non-IFRS information” section later in this press release. Reconciliations of Adjusted EBITDA and Adjusted net profit to Net profit can be found in the financial tables later in this press release.
[2]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 5 August 2015

Operating Highlights

•	Equipped Space increased by 3,500 square metres to 98,300 square metres.

•	Revenue Generating Space increased by 3,100 square metres to 77,100 square metres.

•	Utilisation Rate at the end of the quarter was 78%.

•	Opened new data centre in Stockholm; completed expansion projects in Amsterdam, Dusseldorf and Vienna during the quarter. Completed Marseille expansion early in the third quarter.

•	Announced today the build of a new data centre in Dusseldorf (DUS2).

“Interxion produced another solid quarter of financial and operational performance, a further validation of our market and product strategies and the impact of those strategies in assisting our customers in creating value for their businesses,” said David Ruberg, Interxion’s Chief Executive Officer. “Our disciplined, customer-led investment approach coupled with strong demand helped drive solid year-over-year revenue growth and margin expansion. We strengthened our market position by installing key magnetic customers, particularly in the cloud segment, and continued to grow our communities of interest across our pan-European footprint.”

Quarterly Review

Revenue in the second quarter of 2015 was €95.4 million, a 14% increase over the second quarter of 2014 and a 3% increase over the first quarter of 2015. Recurring revenue was €90.3 million, a 15% increase over the second quarter of 2014 and a 4% increase over the first quarter of 2015. Recurring revenue in the quarter was 95% of total revenue.

Press Release, 5 August 2015

Cost of sales in the second quarter of 2015 was €37.7 million, an 11% increase over the second quarter of 2014 and a 4% increase over the first quarter of 2015.

Gross profit was €57.8 million in the second quarter of 2015, a 16% increase over the second quarter of 2014 and a 3% increase over the first quarter of 2015. Gross profit margin was 60.5% in the second quarter of 2015 compared to 59.4% in the second quarter of 2014 and 60.8% in the first quarter of 2015.

Sales and marketing costs in the second quarter of 2015 were €7.2 million, a 16% increase over the second quarter of 2014 and an 8% increase over the first quarter of 2015.

Other general and administrative costs were €8.5 million in the second quarter of 2015, a 13% increase over the second quarter of 2014 and a 4% decrease from the first quarter of 2015. Other general and administrative costs exclude depreciation, amortisation, impairments, share based payments, M&A transaction related costs and increase/decrease in provision for onerous lease contracts.

Adjusted EBITDA for the second quarter of 2015 was €42.0 million, a 17% increase over the second quarter of 2014 and a 4% increase over the first quarter of 2015. Adjusted EBITDA margin was 44.0% in the second quarter of 2015 compared to 42.9% in the second quarter of 2014 and 43.9% in the first quarter of 2015.

Depreciation, amortisation, and impairments in the second quarter of 2015 was €19.6 million, an increase of 32% over the second quarter of 2014 and a 7% increase over the first quarter of 2015.

Operating profit in the second quarter of 2015 was €37.7 million, compared to €19.7 million in the second quarter of 2014 and €13.4 million in the first quarter of 2015. Interxion received a £15 million (€20.9 million) payment in the second quarter of 2015 relating to the termination of Interxion’s implementation agreement with TelecityGroup. M&A transaction costs in the second quarter of 2015 relating to this transaction were €3.9 million. Excluding transaction related items, operating profit was €20.7 million in the second quarter of 2015, an increase of 5% over the second quarter of 2014 and an increase of 2% over the first quarter of 2015.

Press Release, 5 August 2015

Net finance costs for the second quarter of 2015 were €7.9 million, a 6% increase over the second quarter of 2014, and a 21% increase over the first quarter of 2015.

Income tax expense for the second quarter of 2015 was €8.2 million, compared to €3.9 million in the second quarter of 2014, and €2.4 million in the first quarter of 2015.

Net profit was €21.6 million in the second quarter of 2015, compared to €8.3 million in the second quarter of 2014, and €4.4 million in the first quarter of 2015.

Adjusted net profit was €8.3 million in the second quarter of 2015, a 9% increase over the second quarter of 2014, and a 6% decrease from the first quarter of 2015.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €54.1 million in the second quarter of 2015, compared to €26.9 million in the second quarter of 2014, and €34.2 million in the first quarter of 2015. The cash generated from operations in the second quarter of 2015 included the receipt of the £15 million (€20.9 million) payment related to the termination of the implementation agreement.

Capital expenditures, including intangible assets, were €47.8 million in the second quarter of 2015 compared to €54.4 million in the second quarter of 2014 and €67.6 million in the first quarter of 2015.

Cash and cash equivalents were €57.1 million at 30 June 2015, compared to €99.9 million at year end 2014. Total borrowings, net of deferred revolving facility financing fees, were €541.2 million at 30 June 2015 compared to €560.6 million at year end 2014. As of 30 June 2015, the company’s revolving credit facility was undrawn.

Equipped space at the end of the second quarter of 2015 was 98,300 square metres compared to 86,000 square metres at the end of the second quarter of 2014 and 94,800 square metres at the end of the first quarter of 2015. Utilisation rate, the ratio of revenue-generating space to equipped space, was 78% at the end of the second quarter of 2015, compared with 75% at the end of the second quarter of 2014 and 78% at the end of the first quarter of 2015.

Press Release, 5 August 2015

New data centre in Dusseldorf announced today

In response to continued customer demand, Interxion will build its second data centre in Dusseldorf (“DUS2”), its twelfth data centre in Germany. DUS2 will provide approximately 1,200 square metres of Equipped Space in two phases, with a total of approximately 2MW of customer available power. The first phase with approximately 600 square metres of equipped space is scheduled to open in the first quarter of 2016.

The capital expenditures associated with the first phase of DUS2 are expected to be approximately €13 million. DUS2 will be located in the same campus as Interxion’s existing DUS1 facility, providing access to its communities of interest, including nearly 80 carriers and ISPs, as well as the DE-CIX and ECIX internet exchanges.

“Interxion is well positioned to capitalize on strong demand in Germany due to our leading connectivity position in both Frankfurt and Dusseldorf,” said David Ruberg, Interxion’s Chief Executive Officer. “DUS2 will provide additional capacity to service the growing demand we are experiencing in Dusseldorf across multiple segments, including Digital Media, Enterprise, and Connectivity.”

Business Outlook

Interxion today reaffirms its guidance for its expected results for full year 2015:

Revenue	€375 million – €388 million

Adjusted EBITDA	€162 million – €172 million

Capital expenditures (including intangibles)	€180 million – €200 million

Press Release, 5 August 2015

Conference Call to Discuss Results

Interxion will host a conference call today at 8:30 a.m. ET (1:30 pm BST, 2:30 pm CET) to discuss Interxion’s second quarter 2015 results.

To participate on this call, U.S. callers may dial toll free 1-866-966-1396; callers outside the U.S. may dial direct +44 (0) 2071 928 000. The conference ID for this call is “INXN”. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 12 August 2015. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 550 000. The replay access number is 69672463.

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”).

Interxion does not assume any obligation to update the forward-looking information contained in this report.

Press Release, 5 August 2015

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, M&A transaction related costs and break fee income, and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in the €100 million revolving facility and €475 million 6.00% Senior Secured Notes due 2020. A reconciliation from Net profit to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our consolidated interim income statement included elsewhere in this interim report.

Adjusted net profit is defined as Net profit excluding the impact of refinancing charges, M&A transaction related costs and break fee income, adjustments to onerous lease, interest capitalised, and the related corporate income tax effect

Other companies may, however, present EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net profit differently than we do. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net profit are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS. Interxion does not provide forward-looking estimates of Net profit, Operating profit, depreciation, amortisation, and impairments, share-based payments, transaction costs or increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites, which it uses to reconcile to Adjusted EBITDA. The Company is, therefore, unable to provide forward-looking reconciling information for Adjusted EBITDA.

Press Release, 5 August 2015

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 40 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 500 connectivity providers, 20 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 5 August 2015

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENT

(in €’000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	30 Jun	30 Jun	30 Jun	30 Jun
	2015	2014	2015	2014
Revenue	95,449	83,646	187,931	164,256
Cost of sales	(37,663)	(33,998)	(73,945)	(66,576)

Gross profit	57,786	49,648	113,986	97,680
Other income	20,997	50	21,060	110
Sales and marketing costs	(7,210)	(6,215)	(13,889)	(12,095)
General and administrative costs	(33,824)	(23,757)	(69,983)	(45,988)

Operating profit	37,749	19,726	51,174	39,707
Net finance expense	(7,946)	(7,488)	(14,531)	(12,889)

Profit before taxation	29,803	12,238	36,643	26,818
Income tax expense	(8,216)	(3,916)	(10,631)	(8,137)

Net profit	21,587	8,322	26,012	18,681

Basic earnings per share: (€)	0.31	0.12	0.37	0.27
Diluted earnings per share: (€)	0.31	0.12	0.37	0.27

Number of shares outstanding at the end of the period (shares in thousands)	69,575	69,029	69,575	69,029
Weighted average number of shares for Basic EPS (shares in thousands)	69,562	68,962	69,478	68,917
Weighted average number of shares for Diluted EPS (shares in thousands)	70,609	69,773	70,573	69,708

	As at
	30 Jun	30 Jun
	2015	2014
Capacity metrics
Equipped space (in square meters)	98,300	86,000
Revenue generating space (in square meters)	77,100	64,300
Utilisation rate	78%	75%

Press Release, 5 August 2015

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	30 Jun	30 Jun	30 Jun	30 Jun
	2015	2014	2015	2014
Consolidated

Recurring revenue	90,297	78,732	177,348	154,603
Non-recurring revenue	5,152	4,914	10,583	9,653

Revenue	95,449	83,646	187,931	164,256

Adjusted EBITDA	42,029	35,866	82,634	70,411

Gross profit margin	60.5%	59.4%	60.7%	59.5%

Adjusted EBITDA margin	44.0%	42.9%	44.0%	42.9%

Total assets	1,211,968	1,105,515	1,211,968	1,105,515
Total liabilities	729,019	693,538	729,019	693,538
Capital expenditure, including intangible assets (a)	(47,835)	(54,410)	(115,405)	(111,415)

France, Germany, the Netherlands, and the UK

Recurring revenue	57,321	49,339	112,304	96,979
Non-recurring revenue	2,995	2,871	6,622	6,003

Revenue	60,316	52,210	118,926	102,982

Adjusted EBITDA	33,248	27,888	64,618	55,182

Gross profit margin	62.6%	61.2%	62.3%	61.5%

Adjusted EBITDA margin	55.1%	53.4%	54.3%	53.6%

Total assets	836,429	701,196	836,429	701,196
Total liabilities	177,916	144,040	177,916	144,040
Capital expenditure, including intangible assets (a)	(36,545)	(35,581)	(70,311)	(79,173)

Rest of Europe

Recurring revenue	32,976	29,393	65,044	57,624
Non-recurring revenue	2,157	2,043	3,961	3,650

Revenue	35,133	31,436	69,005	61,274

Adjusted EBITDA	19,342	16,633	38,320	32,431

Gross profit margin	63.6%	62.3%	64.1%	62.2%

Adjusted EBITDA margin	55.1%	52.9%	55.5%	52.9%

Total assets	314,422	248,112	314,422	248,112
Total liabilities	57,932	50,891	57,932	50,891
Capital expenditure, including intangible assets (a)	(10,289)	(17,269)	(43,414)	(29,952)

Corporate and other

Adjusted EBITDA	(10,561)	(8,655)	(20,304)	(17,202)

Total assets	61,117	156,207	61,117	156,207
Total liabilities	493,171	498,607	493,171	498,607
Capital expenditure, including intangible assets (a)	(1,001)	(1,560)	(1,680)	(2,290)

(a)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 5 August 2015

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED EBITDA RECONCILIATION

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	30 Jun	30 Jun	30 Jun	30 Jun
	2015	2014	2015	2014
Reconciliation to Adjusted EBITDA

Consolidated

Net profit	21,587	8,322	26,012	18,681
Income tax expense	8,216	3,916	10,631	8,137

Profit before taxation	29,803	12,238	36,643	26,818
Net finance expense	7,946	7,488	14,531	12,889

Operating profit	37,749	19,726	51,174	39,707
Depreciation, amortisation and impairments	19,577	14,864	37,792	28,845

EBITDA	57,326	34,590	88,966	68,552
Share-based payments	1,789	2,131	4,030	2,774
Increase/(decrease) in provision for onerous lease contracts	—	(805)	(100)	(805)
M&A transaction break fee income (a)	(20,923)	—	(20,923)	—
M&A transaction costs (b)	3,911	—	10,798	—
Income from sub-leases on unused data centre sites	(74)	(50)	(137)	(110)

Adjusted EBITDA	42,029	35,866	82,634	70,411

France, Germany, the Netherlands, and the UK

Operating profit	20,319	18,748	39,802	37,032
Depreciation, amortisation and impairments	12,544	9,521	24,261	18,440

EBITDA	32,863	28,269	64,063	55,472
Share-based payments	459	474	792	625
Increase/(decrease) in provision for onerous lease contracts	—	(805)	(100)	(805)
Income from sub-leases on unused data centre sites	(74)	(50)	(137)	(110)

Adjusted EBITDA	33,248	27,888	64,618	55,182

Rest of Europe

Operating profit	13,206	11,833	26,553	23,301
Depreciation, amortisation and impairments	5,927	4,496	11,362	8,776

EBITDA	19,133	16,329	37,915	32,077
Share-based payments	209	304	405	354

Adjusted EBITDA	19,342	16,633	38,320	32,431

Corporate and Other

Operating profit/(loss)	4,224	(10,855)	(15,181)	(20,626)
Depreciation, amortisation and impairments	1,106	847	2,169	1,629

EBITDA	5,330	(10,008)	(13,012)	(18,997)
Share-based payments	1,121	1,353	2,833	1,795
M&A transaction break fee income (a)	(20,923)	—	(20,923)	—
M&A transaction costs (b)	3,911	—	10,798	—

Adjusted EBITDA	(10,561)	(8,655)	(20,304)	(17,202)

(a)	On 9 March 2015 the Company signed the definitive agreement on an all-share merger with TelecityGroup plc (“Implementation Agreement”) on the terms as announced on 11 February 2015. Following termination on 29 May 2015 of the Implementation Agreement, the Company received a cash break-up fee of £15 million from TelecityGroup which is reported as “Other income”.
(b)	M&A transaction costs represent expenses associated with the Implementation Agreement and its subsequent termination on 29 May 2015.

Press Release, 5 August 2015

INTERXION HOLDING NV

CONSOLIDATED BALANCE SHEET

(in €’000 — except where stated otherwise)

(unaudited)

	As at
	30 Jun	31 Dec
	2015	2014
Non-current assets
Property, plant and equipment	965,674	895,184
Intangible assets	21,390	18,996
Deferred tax assets	25,670	30,064
Financial assets	774	774
Other non-current assets	10,074	5,750

	1,023,582	950,768
Current assets
Trade and other current assets	131,288	120,762
Short term investments	—	1,650
Cash and cash equivalents	57,098	99,923

	188,386	222,335

Total assets	1,211,968	1,173,103

Shareholders’ equity
Share capital	6,957	6,932
Share premium	500,984	495,109
Foreign currency translation reserve	25,259	10,440
Hedging reserve, net of tax	(174)	(247)
Accumulated deficit	(50,077)	(76,089)

	482,949	436,145
Non-current liabilities
Trade payables and other liabilities	13,365	12,211
Deferred tax liabilities	9,742	7,029
Provision for onerous lease contracts	251	1,491
Borrowings	539,707	540,530

	563,065	561,261
Current liabilities
Trade payables and other liabilities	155,409	146,502
Income tax liabilities	5,219	4,690
Provision for onerous lease contracts	2,980	3,443
Borrowings	2,346	21,062

	165,954	175,697

Total liabilities	729,019	736,958

Total liabilities and shareholders’ equity	1,211,968	1,173,103

Press Release, 5 August 2015

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €’000 — except where stated otherwise)

(unaudited)

	As at
	30 Jun	31 Dec
	2015	2014
Borrowings net of cash and cash equivalents

Cash and cash equivalents (a)	57,098	99,923

6.00% Senior Secured Notes due 2020 (b)	475,573	475,643
Mortgages	30,487	31,487
Financial leases	34,388	52,857
Other borrowings	1,605	1,605

Borrowings excluding Revolving Facility deferred financing costs	542,053	561,592

Revolving Facility deferred financing costs (c)	(853)	(995)

Total borrowings	541,200	560,597

Borrowings net of cash and cash equivalents	484,102	460,674

(a)	Cash and cash equivalents include €4.3 million as of 30 June 2015 and €7.1 million as of 31 December 2014, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(b)	€475 million 6.00% Senior Secured Notes due 2020 include a premium on the additional issuance and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(c)	Deferred financing costs of €0.9 million as of 30 June 2015 were incurred in connection with the €100 million revolving facility.

Press Release, 5 August 2015

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	30 Jun	30 Jun	30 Jun	30 Jun
	2015	2014	2015	2014
Profit for the period	21,587	8,322	26,012	18,681
Depreciation, amortisation and impairments	19,577	14,864	37,792	28,845
Provision for onerous lease contracts	(849)	(1,635)	(1,774)	(2,454)
Share-based payments	1,789	2,131	4,030	2,774
Net finance expense	7,946	7,488	14,531	12,889
Income tax expense	8,216	3,916	10,631	8,137

	58,266	35,086	91,222	68,872
Movements in trade and other current assets	(7,734)	(10,429)	(9,365)	(11,229)
Movements in trade and other liabilities	3,609	2,289	6,483	3,595

Cash generated from operations	54,141	26,946	88,340	61,238
Interest and fees paid (a)	(1,448)	(1,235)	(15,022)	(12,061)
Interest received	31	57	80	124
Income tax paid	(2,740)	(1,843)	(5,060)	(2,201)

Net cash flows from operating activities	49,984	23,925	68,338	47,100

Cash flows from investing activities
Purchase of property, plant and equipment	(46,911)	(53,634)	(112,229)	(110,025)
Purchase of intangible assets	(924)	(776)	(3,176)	(1,390)
Redemption of short-term investments	1,650	—	1,650	—

Net cash flows from investing activities	(46,185)	(54,410)	(113,755)	(111,415)

Cash flows from financing activities
Proceeds from exercised options	230	1,146	2,408	1,402
Proceeds from mortgages	—	9,185	—	9,185
Repayment of mortgages	(720)	(567)	(1,040)	(734)
Proceeds revolving facility	—	—	—	30,000
Repayments revolving facility	—	(30,000)	—	(30,000)
Proceeds 6.00% Senior Secured Notes due 2020	—	158,382	—	158,382
Interest received at issue of Additional Notes	—	2,600	—	2,600
Transaction costs related to senior secured facility	—	(371)	—	(371)
Repayment of other borrowings	—	(12)	—	(23)

Net cash flows from financing activities	(490)	140,363	1,368	170,441
Effect of exchange rate changes on cash	(193)	63	1,224	64

Net movement in cash and cash equivalents	3,116	109,941	(42,825)	106,190
Cash and cash equivalents, beginning of period	53,982	41,939	99,923	45,690

Cash and cash equivalents, end of period	57,098	151,880	57,098	151,880

(a)	Interest paid is reported net of cash interest capitalized, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 5 August 2015

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED NET PROFIT RECONCILIATION

(in € millions — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	30 Jun	30 Jun	30 Jun	30 Jun
	2015	2014	2015	2014
	(€ in millions - except per share data)
Net profit - as reported	21.6	8.3	26.0	18.7

Add back
+ Refinancing charges	—	0.6	—	0.6
+ M&A transaction costs	3.9	—	10.8	—

	3.9	0.6	10.8	0.6
Reverse
- M&A transaction break fee income	(20.9)	—	(20.9)	—
- Adjustments to onerous lease	—	(0.8)	(0.1)	(0.8)
- Interest capitalised	(0.7)	(0.8)	(1.6)	(1.6)

	(21.6)	(1.6)	(22.6)	(2.4)
Tax effect of above add backs & reversals	4.4	0.3	3.0	0.5

Adjusted net profit	8.3	7.6	17.2	17.4

Reported basic EPS: (€)	0.31	0.12	0.37	0.27
Reported diluted EPS: (€)	0.31	0.12	0.37	0.27

Adjusted basic EPS: (€)	0.12	0.11	0.25	0.25
Adjusted diluted EPS: (€)	0.12	0.11	0.24	0.25

Press Release, 5 August 2015

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 5 August 2015

with Target Open Dates after 1 January 2015

Market	Project	CAPEX (a) (b) (€million)	Equipped Space (a) (sqm)	Target Opening Dates

Amsterdam	AMS 7: Phases 1 - 6 New Build	115	7,600	fully opened

Dusseldorf	DUS 1: Phase 3 Expansion	3	400	fully opened

Dusseldorf	DUS 2: Phase 1 New Build	13	600	1Q 2016

Frankfurt	FRA 10: Phases 1 - 2 New Build	92	4,800	1H 2016 (c)

Madrid	MAD 2: Phase 2 Expansion	4	800	3Q 2015

Marseille	MRS 1: Phases 1 - 2	20	1,400	4Q 2014 - 3Q 2015(d)

Stockholm	STO 4: New Build	15	1,100	fully opened

Vienna	VIE 2: New Build	42	2,800	4Q 2014 - 4Q 2015 (e)

Total		€304	19,500

(a)	CAPEX and Equipped space are approximate and may change. Figures are rounded to nearest 100 sqm unless otherwise noted.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(c)	Phases 1 and 2 (1,200 square metres each) are scheduled to become operational in 1H 2016. Construction of phases 3 & 4 (1,200 square metres each) has not yet been announced.
(d)	Phase 1 (600 square metres) became operational in 4Q 2014. Phase 2 (800 square metres) became available in 3Q 2015. Marseille costs include the purchase of land, buildings, and data centre equipment.
(e)	In 4Q 2014, 1,300 square metres became operational; in 1Q 2015, 600 square metres became operational; in 2Q 2015, 600 square metres became operational. In 4Q 2015, 300 square metres are scheduled to become operational.